Himalaya Shipping Ltd. (HSHP) – Completion and Pricing of Private Placement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN, HONG KONG, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, December 13, 2023

Himalaya Shipping Ltd. (NYSE and Euronext Expand: HSHP) (the “Company”) refers to the announcement of 12 December 2023 in relation to the contemplated private placement (the “Private Placement”) of the NOK equivalent of USD 17.5 million in new shares, each with a par value of USD 1.00.

The Company is pleased to announce that it has raised 3,117,143 new shares (the "Offer Shares") in the Private Placement each at a subscription price of NOK 62 (the "Offer Price"), raising approximately USD 17,500,000 in gross proceeds, subject to the satisfaction of the Conditions (as defined below). The Private Placement was significantly oversubscribed.

The completion of the Private Placement is subject to the issuance of the Offer Shares in Euronext Securities Oslo (“Euronext VPS”) having taken place (the “Conditions”).

The issue and allocation of Offer Shares have today been resolved by the Company’s board of directors (the “Board”). The date for settlement of the Offer Shares allocated in the Private Placement is expected to be on or about 15 December 2023 through a delivery versus payment settlement ("DVP"). The Offer Shares are expected to be pre-paid by the managers, pursuant to a pre-payment arrangement, to facilitate prompt issuance of the Offer Shares. The Offer Shares will upon delivery be recorded in Euronext VPS. No Offer Shares will be offered or sold to the public in the United States or in transactions on the NYSE. The Company may, in its own discretion, change the date for settlement at any time and for any reason.

The Company has considered the Private Placement in light of the equal treatment obligations under the Norwegian Securities Trading Act and the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange’s Guidelines on the rule of equal treatment, and the Board is of the opinion that the contemplated transaction is in compliance with these requirements and guidelines. The Board has concluded that offering of new shares in a private placement, on a price close or equal to the prevailing market price, and with limited dilution, at this time to be in the common interest of the Company and its shareholders.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. This stock exchange notice was published by Herman Billung, Contracted CEO, on the date and time as set out in the release.

Important note: This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws and may not be offered or sold in the United States or to U.S. persons unless such securities are registered under the U.S. Securities Act, or an exemption or exclusion from the registration requirements of the U.S. Securities Act is available.

Forward looking statements: This announcement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including a potential issuance of Offer Shares, the conditions to the Private Placement, expected timing of the Private Placement, settlement, prefunding agreement, and other statements relating to the Private Placement, and other non-historical statements. These forward-looking statements are subject to numerous risks, uncertainties, and assumptions, including risks relating to the contemplated Private Placement, including conditions to completion of the Private Placement, risks related to the Private Placement, risk related to potential dividend payment, and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission, and in prospectus filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.